August 8, 2024

VIA EDGAR

Division of Corporate Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington,D.C. 20549

Re:	Lucas GC Limited (CIK No. 0001954694)
Request to Withdraw Registration Statement on Form F-1, as amended (File No. 333-281234)

Dear Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Lucas GC Limited (the “Company”) respectfully requests the immediate withdrawal of its Registration Statement on Form F-1 (File No. 333-281234) initially filed with the Securities and Exchange Commission (the “Commission”) on August 5, 2024, together with all exhibits thereto and amendment thereto (the “Registration Statement”), effective as of the date hereof or at the earliest practical date thereafter. The Company is withdrawing the Registration Statement because it no longer plans to consummate the offering described in the Registration Statement. The undersigned represents that no securities were sold in connection with the Registration Statement.

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If you have any questions regarding this request for withdrawal, please contact our counsel, Yang Ge of DLA Piper UK LLP, by phone at (+86) 10 8520 0616 or via e-mail at yang.ge@dlapiper.com.

[Signature page follows]

Very truly yours,
Lucas GC Limited

By:	/s/ Howard Lee
Name:	Howard Lee
Title:	Chief Executive Officer,
Chairman of the Board of the Directors

[Signature Page — Company]